

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 2, 2018

Thomas F. Farrell, II
Chief Executive Officer
Dominion Energy Midstream Partners, L.P.
120 Tredegar Street
Richmond, VA 23219

> **Re:** **Dominion Energy Midstream Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed February 27, 2018**
> **File No. 333-223272**

Dear Mr. Farrell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: E. Ramey Layne, Esq.
       Vinson & Elkins LLP